February 2, 2007

Via Courier and EDGAR

Michael Fay, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE:	Monaco Coach Corporation (the “Company”)
Form 10-K: for the year ended December 31, 2005
Form 10-Q: for the Period ended September 30, 2006
Form 8-K: Filed February 2, 2006
File Number: 001-14725

Dear Mr. Fay:

We are submitting this letter in response to comments raised in your letter dated December 26, 2006 (the “SEC Comment Letter”) regarding your review of the Company’s filings noted above.

In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.

Form 10-K:  For the Year Ended December 31, 2005

Item 8. Financial Statements …page 39
Report of Independent Registered Public Accounting Firm, page 40

1.     Please ensure to indicate the city and state where the report was issued.

Response to Comment 1: Report of Independent Registered Public Accounting Firm

We will request that our independent accounting firm includes the city and state in its report for future filings.

Notes to Consolidated Financial Statements, page 46
Note 1. Business and Significant Accounting Policies, page 46
Consolidation Policy, page 46

2.              Please tell us whether any of your dealers either exclusively sell your products or derive greater than 50% of their revenue from the sale of your products.  In addition, in your December 15, 2004 correspondence you indicated that you reviewed the terms of your arrangements with your dealer partners and determined that none would be considered a variable interest entity.  Please explain to us how your execution of repurchase agreements impacted your analysis of paragraph 5 of FIN 46(R).

Response to Comment 2: Consolidation Policy

Monaco Coach Corporation currently has three dealers that exclusively carry our products.  There are also a number of dealers that derive more than 50% of their revenue by selling our products.  Our repurchase agreements provide that, in the event of default by a dealer, Monaco will repurchase certain inventory at original sales price less scheduled principal payments (curtailments) from the dealer to the floor-plan lender.  Unless extended by mutual agreement of Monaco and the lender, the repurchase obligation terminates when a product has been in dealer inventory for a specified period of time, usually 18 months.  One of Monaco’s business purposes for these agreements is to provide brand protection by allowing us to repurchase the product in the unlikely event that one of the dealers was to default.  The repurchase agreements differ from recourse agreements in that they do not carry a guaranty of payment on behalf of the dealership for vehicles that are sold to customers and are unpaid by the dealer at the time of default.  Accordingly, we do not have a credit exposure associated with the repurchase agreements.

In the context of paragraph 5 of FIN 46R, we do not believe these dealers are variable interest entities.  Specifically, in assessing paragraph 5a, repurchase agreements do not constitute any form of significant subordinated financial support.  We have access to the financial information for our dealers at the time credit is extended.  Based upon information known to us, our assessment is that these dealers have sufficient equity at risk as defined in FIN 46R, even in the absence of our repurchase agreements.  Furthermore, the dealer’s credit worthiness is evaluated by various third party floor-plan lending institutions, and all losses related to lending are the responsibility of the dealer.  Part of the credit evaluation by the floor-plan lenders involves the determination of sufficiency of capital within the dealership.  It is our belief that if any of these dealers were no longer able to carry our product, either through their decision or our decision, they would be able to purchase and sell another manufacturer’s recreational vehicles, and thus replace revenues from our product with an alternative source.

Regarding paragraphs 5b and 5c, Monaco is not an equity owner in the dealership and does not participate in decision making of the entities.  We believe the equity owners have substantive voting rights, absorb the expected losses and the expected residual returns.  These criteria are not impacted in any significant way by the repurchase agreements.

Goodwill, page 49

3.              Please disclose the amount of goodwill assigned to each reportable segment and the changes in the carrying amounts of such for each year a balance sheet is presented, pursuant to paragraph 45 of FAS 142.  Provide us with a copy of this schedule.

Response to Comment 3: Goodwill assigned to reportable segments

We will include in future filings the amount of goodwill assigned to each reportable segment and changes in the carrying amounts.  Please see the table included in our intended revised disclosure in our response to comment 5 below.

4.              We note in the second paragraph herein and within “Critical Accounting Policies” the basis upon which you test goodwill for impairment.  In general, FAS 142 requires evaluation of goodwill impairment at the individual reporting unit basis.  In particular, paragraph 19 specifies the first step in testing goodwill for impairment begins at the reporting unit level.  A reporting unit is defined in FAS 142 as an operating segment or one level below such.  In this regard, please explain to us in detail your evaluation of goodwill impairment for each of your reporting units.  Explain to us how you determine the reporting units and fair value of each.  Tell us the conclusion of your evaluation for each reporting unit.

Response to Comment 4: Goodwill Impairment Evaluation for Reporting Units

We have determined that our operating segments represent our reporting units since we do not have separate reporting units below our operating segments.  Besides our resort property activities, our company is narrowly focused on producing recreational vehicles, both motorized and towable.  The production process for motorized and towables is similar, illustrated by the fact we have produced both types of products on the same production line in the past.  However, since the acquisition of R-Vision in November 2005, we do internally report and evaluate the motorized and towables operations separately.  Prior to the addition of R-Vision, the RV operations were managed in total by our chief operating decision maker.  We now have separated all towable operations (R-Vision and legacy Monaco) under a segment operations manager who reports to Monaco’s chief operating decision maker.  This is also consistent with how these operations are reviewed by our Board of Directors.  Therefore, we have determined that the motorized and towables operations are separate reporting and operating segments.

With the reorganization of reporting units from a single RV reporting unit to separate units for motorized and towables, we allocated the goodwill on our balance sheet to the motorized and towable reporting units based on a relative fair value approach in accordance with SFAS 142 paragraph 36.  Please see the table presented in response to comment 5 below for the amount of allocation.

Since we do not have goodwill associated with our resort property reporting unit, impairment testing is not applicable.  For both our motorized recreational vehicle reporting unit and our towable recreational vehicle reporting unit, we determined fair value using the present value of estimated future cash flows.  The future cash flows were developed using a single best estimate approach, by forecasting revenues, cost of sales and other operating expenses, and applying a tax rate to arrive at forecasted net income for each year.  The forecasted net income was adjusted for non-cash charges such as depreciation and for expected changes in working capital accounts as well as expected capital spending to arrive at forecasted cash flows.  The five years of cash flows and the terminal value after five years were discounted using Monaco’s weighted average cost of capital to arrive at the present value.  Since the respective present values of estimated future cash flows were higher than the carrying amounts, including goodwill, of the net book value of each reporting unit we determined that no further impairment testing was necessary.

5.              Please review your disclosure in regard to the evaluation of goodwill impairment to be consistent with that on a reporting unit basis pursuant to FAS 142 along with the basis for your conclusion for each unit.  Provide us with a copy of your intended revised disclosure.

Response to Comment 5: Intended Revised Disclosure for Goodwill Impairment

The following is our intended revised disclosure for goodwill in the footnote for business and significant accounting policies:

“Goodwill”

Goodwill represents the excess of the cost of acquisition over the fair value of net assets acquired. Total goodwill of $85.95 million as of December 31, 2005, included $55.25 million of goodwill arising from various acquisitions of assets and operations prior to January 1, 2005.  The Company recorded $30.7 million of goodwill associated with the November 18, 2005 acquisition of R-Vision.  In accordance with Statements of Financial Accounting Standards No. 142 (SFAS 142) “Accounting for Goodwill and Other Intangible Assets,” no amortization was recorded for any of the acquisitions that have occurred since 2001.

During 2006, the company reorganized its reporting structure which resulted in the splitting of the RV segment information of the Motorized Recreational Vehicle reporting segment and the Towable Recreational Vehicle reporting segment.  The allocation of goodwill to the reporting segments was based on relative fair values in each segment.  The amount of goodwill assigned to each reportable segment and changes in carrying amounts of such is as follows (all dollars represented are in thousands):

	Recreational Vehicle Segment	Motorhome Resorts Segment	Motorized Recreational Vehicle Segment	Towable Recreational Vehicle Segment	Total
Balance as of January 1, 2005	$55,254	$0	N/A	N/A	$55,254
Allocation of goodwill due to reorganization of reporting structure	-55,254	0	$46,966	$8,288	0
Goodwill acquired during the year	0	0	0	30,698	30,698
Balance as of December 31, 2005	N/A	$0	$46,966	$38,986	$85,952

SFAS 142 requires that management assess annually whether there has been permanent impairment in the value of goodwill at the individual reporting unit basis. To assess whether or not there has been impairment, the Company’s management compares the fair value of each reporting unit to its carrying amount, including goodwill, of net book value to determine if goodwill has been impaired.  The Company determines the fair value of each reporting unit using an estimate of discounted future cash flows.  As required by SFAS 142, management completed its annual testing during 2004, 2005, and 2006 and has determined that there was no impairment of goodwill requiring a write-down in any reporting unit.”

6.              We note the decreasing trend in revenues and market share since the end of fiscal 2004 in the motorized segment.  Please explain to us your consideration of whether these trends indicated that an interim goodwill impairment evaluation within 2006 for this segment was warranted and the basis for your conclusion in this regard.

Response to Comment 6: Interim Goodwill Impairment Evaluation within 2006

The decreasing trends in revenues as well as market share for our motorized reporting unit did suggest that the fair value of the reporting unit had declined since the last annual testing of goodwill impairment.  However, during 2006 Monaco stayed in the top two in the industry in terms of Class A motorized RV revenue and market share.  Although it did not appear more likely than not that the fair value of the reporting unit had fallen below its carrying amount which would require goodwill impairment testing between annual tests in accordance with SFAS 142 paragraph 28, we did evaluate how much the fair value of the reporting unit had declined.  Therefore, in the third quarter of 2006, we revised our earnings forecast for the next five years for this reporting unit and performed a detailed goodwill analysis.  We calculated the present value of estimated future cash flows of the motorized reporting unit and compared it to the reporting unit’s carrying amount.  The fair value was still higher than the carrying amount and as such, we determined no further analysis was necessary.

Revenue Recognition, page 50

7.              Please disclose why recognition of revenue upon shipment of recreation vehicles is appropriate (for example, title passes to the buyer upon shipment, etc.).

Response to Comment 7: Revenue Recognition

Recognition of revenue upon shipment of recreational vehicles is appropriate since title and risk of loss pass to the buyer upon shipment.  We will add this disclosure to future filings.

Note 2. Acquisition, page 52

8.              In the acquisition of R-Vision, please explain to us the process you undertook to identify intangible assets and the reason no such assets were recognized.  Also, disclose the segments to which goodwill associated with the acquisition was allocated, the basis for such allocation and the amount of total goodwill deductible for income tax purposes.  Refer to paragraph 52(c) of FAS 141 for guidance.

Response to Comment 8: Acquisition Intangible Assets and Goodwill Allocation to Segments

In the acquisition of R-Vision, we evaluated whether intangible assets were present, and if so, what value to place on them.  The R-Vision acquisition was completed by Monaco principally to acquire additional manufacturing capacity for low-end towable units.  Towable recreational vehicle manufacturing is a simple business with few or no barriers to entry, does not use sophisticated technology on the manufacturing or computer side of the business, and rarely has enforceable patents.  The R-Vision company was no exception.  We determined that the company did not have technology, artistic, or contract based intangible assets.  Although R-Vision worked with many RV dealerships that were not existing Monaco dealers, R-Vision’s customer relationships were not appreciably different than relationships in place at Monaco prior to our franchise initiative.  R-Vision’s dealers had no long-term commitments to take product and carried multiple products other than those produced by R-Vision.  The number of dealers is highly fragmented and dealer relationships are considered to be relatively fungible in the low-end towable market.  Dealers traditionally are inclined to switch manufacturers depending on which manufacturers are offering incentives at a particular time.  Therefore, we determined no significant value should be assigned to customer-related intangible assets.  In addition, these relationships did not contractually commit dealers to continue to carry R-Vision product.  The towable market is a commodity-type business with little loyalty for specifically branded products from either dealers or retail consumers.  R-Vision had a small percentage of the overall market for towables (about 2.5%) and the market is highly fragmented across brands.  Product names carry little relevance in this segment as it is generally focused on the pricing on these entry level units.  Therefore, no significant value could be assigned to marketing-related intangible assets such as trademarks and tradenames.

Although R-Vision had done a small amount of motorized production, all the goodwill associated with the R-Vision acquisition was allocated to the newly formed towable operating segment.  This was based on the conclusion that the purchase price allocated to the motorized portion of R-Vision, based on relative fair values, did not exceed its carrying amount of net book value.

Of the total goodwill of $30,698,000 at December 31, 2005, $28,623,000 was expected to be deductible for tax purposes.

We will include disclosure relating to goodwill allocations to segments and goodwill deductible for taxes in future filings.

Note 11. Segment Reporting, page 56

9.              Please disclose the amount of capital expenditures for each segment pursuant to paragraph 28(b) of FAS 131.

10.                Please reconcile amounts for each item of information disclosed to the corresponding consolidated amounts reported in the applicable financial statements.  In regard to the reconciliation of assets, disclose by major asset type significant amounts not allocated to segments.  Refer to paragraph 32 of FAS 131 for guidance.

11.                Please disclose revenue for each product identified in the table on page 5 of your document pursuant to paragraph 37 of FAS 131.  Additionally, in view of your dealer relationships in Canada, disclose the geographic information pursuant to paragraph 38 of FAS 131 to the extent material.  If Canadian operations are not material, so disclose.

Response to Comments 9, 10 and 11: Segment Reporting Disclosure:

We will provide the disclosure required by FAS 131 paragraphs 28(b), 32, 37 and 38 in future filings.

Form 10-Q: For the Period Ended September 30, 2006

Notes to Condensed Consolidated Financial Statements, page 7
Note 8. Stock-based Award Plans, page 10

12.                It appears the following disclosures in the indicated paragraphs of FAS 123R are applicable to your options.  Please provide the specified information, or explain to us why this is not necessary.

(a)       Total intrinsic value of options exercised and total fair value of shares vested during the year for each year an income statement is provided (A240c(2));

(b)       For each of fully vested options and options expected to vest at the date of the latest statement of financial position presented, the aggregate intrinsic value and weighted average remaining contractual term for each of options outstanding and exercisable (A240d(1) and (2)); and

(c)        The basis for the expected term and expected volatility (A240e(2)(a) and (b)).  Refer to questions 5 and 6 of SAB Topic No. 14D2 for further guidance in this regard.

Additionally, provide all disclosures in paragraph A240 that are applicable to RSUs and PSAs.  In regard to RSUs, confirm to us and disclose that your accounting is pursuant to FAS 123R, or explain to us why this is not the case.

13.                Please disclose the assumptions used to calculate the fair value of options for each year presented.  Additionally, clarify your disclosure in regard to whether “remaining life” represents the remaining estimated life or remaining contractual term.

14.                Please present tables depicting the activity of your stock based awards on a year to date basis.  Refer to paragraph A240 of FAS 123R for guidance.

Response to Comments 12, 13 and 14: Stock-based Award Plans Disclosure:

We will provide the disclosure required by FAS 123R noted above in future filings.  Our accounting for RSUs is pursuant to FAS 123R which we will disclose in future filings.

15.                Please explain to us why the expense for the nine months ended 2006 of $674 in the table herein decreased from the expense for the six months ended 2006 of $1,032 reported in the similar table of your prior 10-Q.  Additionally, reconcile for us the $674 to the amount reported as stock based compensation expense in the cash flow statement for the nine months ended 2006 of $2,538.

Response to Comment 15: Stock-based Award Plans Disclosure:

The information for the quarter and nine months ended September 30, 2006 related to stock-based compensation is incorrect in our filing.  The expense for the quarter should have been disclosed at $490,000 rather than $339,000 and for the nine-months should have been disclosed at $1,523,000 rather than $674,000.  The expense in the cash flow statement of $2,538,000, with a tax rate of 40% or $1,015,000, yields a net of tax expense of $1,523,000.  The amount of expense recorded in the basic financial statements is correct.  We considered the disclosure error in our footnotes and concluded that it is immaterial in accordance with SAB 99. We will correct the disclosure in our annual Form 10-K filing for 2006.

Note 10. Commitments and Contingencies, page 15
Product Liability, page 16

16.                For better transparency, please disclose in tabular fashion the activity on a year to date basis.  Provide us with a copy showing the activity through September 30, 2006.

Response to Comment 16: Product Liability

The following table discloses significant changes in the product liability reserve:

	Nine Months Ended (in thousands)
	October 1, 2005	September 30, 2006
Beginning balance	$20,233	$19,276
Expense	7,956	9,081
Payments	-8,512	-10,878
Adjustments	0	73
Ending balance	$19,677	$17,552

We will include this table in our future filings.

Product Warranty, page 16

17.                Please disclose the activity on a year to date basis and indicate the unit of measure for the table (for example, in thousands, etc.).  Also, present payments and adjustments on separate lines.  Provide us with a copy showing the activity through September 30, 2006.

Response to Comment 17: Warranty

The following table discloses significant changes in the warranty reserve:

	Nine Months Ended (in thousands)
	October 1, 2005	September 30, 2006
Beginning balance	$31,884	$32,902
Expense	21,604	28,786
Payments	-24,629	-28,235
Adjustments	0	0
Ending balance	$28,859	$33,453

We will include this table in our future filings.

Management’s Discussion and Analysis…page 18

18.                To the extent practicable, please quantify the effect of each variance factor cited.  Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance in this regard.  If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify.

Response to Comment 18: Management’s Discussion and Analysis

We will quantify the effects of variances cited within our discussion and analysis in future filings.

19.                Please explain to us and disclose the reason(s) for the increase in warranty rates and experience for 2006 model year products.  Your response and disclosure should address any factors that exist or do not exist for 2006 models relative to prior year models that contribute to the increased rates/experience, and your expectations in regard to your warranty experience for the foreseeable future.

Response to Comment 19: Management’s Discussion and Analysis – Warranty Rate

The increase in warranty rates on 2006 model year products was a result of the major production changes made from July 2005 to June of 2006.  These changes included combining production lines and shifting the plant locations where units were built.  We experienced higher warranty claims related to products produced during these periods of change.  We expect similar warranty rates in future reporting periods until the units produced during periods of production line changes are through their warranty periods.

We will include this disclosure in future filings.

20.                Please explain to us what “participation of income on resort properties by a third party” as disclosed on page 26 represents and amounts that have been recorded in the periods presented.  Explain to us your accounting for these transactions and the basis for it.

Response to Comment 20: Participation of Income

In an effort to help provide luxury accommodations where our retail customers could enjoy their motorhomes, we partnered with Outdoor Resorts of America, Inc. (ORA) which was developing these types of resorts.  During 2000, we initially loaned an amount and acted as co-guarantor on a construction loan for the Las Vegas, Nevada Resort development.  The following year we loaned additional amounts for developments in Indio, California and Naples, Florida.  During 2002, with the resorts in various stages of incomplete development, ORA had indicated they would not be funding the continued development costs.  In an effort to limit Monaco’s exposure to losses if the projects were not developed, we purchased the three resort development properties from ORA.  We continued the development of the Las Vegas and Indio properties but sold the Naples real estate as undeveloped land.

The participation of income on resort properties represents accruals for profit sharing due to ORA pursuant to a written agreement.  When Monaco Coach Corporation acquired the resort properties there was significant uncertainty as to the ultimate completion and profitability of the projects.  Accordingly, we agreed to pay ORA 20% of future after-tax net income for any benefits we might receive upon future sale of the specific properties.  At the time of acquisition, the value of these specific properties was in question due to the uncertainty of the viability of the projects, our initial projections to break even financially, the long sell-through period, and their finite nature.  We accrued the 20% participation when the project-to-date results went above the agreed upon threshold, indicating the payout would be probable.  Note also that there was no goodwill recorded with the resort property acquisition and we did not consider subsequently recording goodwill to be appropriate as it would have no future value beyond the completion of the resort sell through.

Expenses associated with participation of income were approximately $385,000 and $24,000 for the quarters ended October 1, 2005 and September 30, 2006, respectively.  Expenses associated with participation income were approximately $1.5 million and $1.4 million for the year to date ending October 1, 2005 and September 30, 2006, respectively.

Liquidity and Capital Resources, page 29

21.                In regard to disclosures in the first paragraph hereunder, please:  (a) tell us and disclose in terms of cash, the reason for the material change in trade receivables; (b) reconcile the statements “increase of $80,000 in resort inventory” with “Decreases in resort lot inventories reflect the sell through of our resort properties;” (c) clarify for us and in your disclosure the nature of the accruals for FFTF payments to be made and the timing of when the payments are to be made; and (d) tell us and disclose in detail the long-term incentive programs that increased accrued liabilities.

Response to Comment 21: Liquidity and Capital Resources

(a)          The $15.1 million decrease in trade receivables was a result of an agreement with GE Commercial Distribution Finance (GECDF) to fund Monaco more quickly for our products that are floor-plan financed with dealers by GECDF.

(b)         The statement “increase of $80,000 in resort inventory” was a typographical error and should have read “decrease of $80,000 in resort inventory”.

(c)          The Franchise For The Future (FFTF) accrual relates to incentives to be paid to dealers who (i) maintain brand elements (kiosks and signage) at their dealerships, (ii) meet brand performance criteria, and (iii) maintain minimum inventory stocking levels.  The incentives earned if the criteria are met are paid within 30 days after the end of the quarter based on units sold during the quarter.

(d)         The increase in accrued liabilities relates to an increase of approximately $2.2 million in accruals for service bonus payments to dealers who perform service work for retail customers on the anniversary of their retail purchase of a motorhome.  Accrued liabilities increased by approximately $2.3 million due to increases in incentives to the dealer sales personnel who retail sold Monaco products.  Property taxes increased accrued liabilities by $1.2 million as did increases in discretionary bonus accruals for employees by $1.8 million.

We will include these disclosures in future filings.

Form 8-K: Filed February 2, 2006

22.       We note your disclosure in the exhibits to this form and on page 36 of the 2005 Form 10-K under “Brand Elements and Signage” in regard to the accounting treatment given to the costs associated with the “Franchise for the Future” program.  Please explain to us the following:

(a)       the basis upon which you capitalize and depreciate these costs as assets rather than immediately expensing as selling expenses;

(b)       the basis for assigning a life of 10 years to these costs and how you evaluate the continuing benefit of these costs;

(c)        tell us the substance for the lease accounting treatment and the associated amount of lease revenues; and

(d) tell us when the associated lease agreements were signed.

Response to Comment 22: Brand Elements and Signage from 8-K filing

a)                                      These costs do not include sales materials (i.e., brochures, pamphlets, etc.) that we regularly send to the dealers for which we are not compensated or that have a short-term benefit only.  Rather, these costs are for the physical assets (i.e., property, plant, and equipment) including computer equipment, furniture, carpeting, kiosk fixtures, and moveable signs that we put in place at a dealership.  They create an impressive display of Monaco’s brands at the dealer showrooms that will benefit us for several years in the future.  For example, the computer is used to display information to the retail customer regarding our current model floorplans and the benefits of purchasing Monaco products through an interactive program that we maintain and update continually.  It can also be used to train the dealership sales personnel.  We retain ownership of the equipment at all times, receiving back the equipment at the end of the arrangement, or upon cancellation, if earlier.  We recover the cost of the leased equipment in the future through a per unit charge under the franchise sale arrangement.

b)                                     A 10 year life was not assigned to the assets.  Rather, the assets are depreciated over their estimated economic useful lives.  Although we enter into a 10 year arrangement with the dealer, we expect to replace the assets during the 10 year term since the equipment will physically wear out or become obsolete before the end of the term.  We estimated how long the assets would last before they needed to be replaced or significantly refreshed.  Based on these estimates, we have assigned economic useful lives of 3 years.  At each balance sheet date, or as circumstances dictate, we evaluate these assets using the same process as all our fixed assets where we determine whether the assets are in use and whether they continue to have future benefit equivalent to the remaining useful life.

c)                                      We evaluated the “Franchise for the Future” program arrangement under EITF 01-8 and FAS 13 and determined there is a lease agreement between the Company and the applicable dealer.  Both parties to the lease contract have the ability to effectively terminate the lease.  Since the lease is cancelable, it becomes a month-to-month lease and is classified as an operating lease by Monaco.

The lease revenues collected through the per unit fee totaled $857,000 in 2005 and $1.8 million in 2006 and was recorded in net sales on the income statement.

d)                                     The associated lease agreements were signed in the second half of 2005, after the introduction of the new Franchise program at our dealer meeting at the end of June 2005.

Press Release dated June 6, 2006

23.       We note your launch of Monaco Financial Services (“MFS”).  Please explain to us the accounting and reporting treatment you have given to MFS relative to Monaco Coach Corporation.  In particular, explain to us in detail your consideration of FIN 46R in regard to MFS, along with any other guidance relied upon in support of your treatment.  Tell us how financings provided by this entity have impacted your revenue recognition and the statement of cash flows.

Response to Comment 23: Monaco Financial Services

Monaco Financial Services (MFS) is a branded floorplan lending program.  MFS, while it carries Monaco’s name, is wholly owned and operated by GE Commercial Distribution Finance (GECDF) and GE Consumer Finance (GECF).  We have evaluated MFS in the context of FIN 46R paragraph 5 and do not believe that it represents a variable interest entity.  Monaco Coach Corporation has no financial interest in terms of credit risk or losses associated with guaranties of payments by dealerships.  Accordingly, we do not believe that this is a VIE within the definitions of FIN 46R.  Monaco offers incentives to dealers in the form of discounts accounted for net of sales, to use MFS for their floorplan needs.  In turn, GECDF and GECF pay Monaco a portion of the interest earnings generated from the resulting wholesale and retail loans made by GECDF and GECF to dealers and retail customers.  Monaco Coach Corporation does not make credit decisions, does not provide guaranties of payments associated with MFS, and does not bear the risk of loss on loans made by MFS.

MFS has not impacted revenue recognition since there are no differences in the transactions, risks, or credit exposure associated with MFS financings.  Our statements of cash flows have not been impacted for the same reasons.

Statement by Management:

In connection with responding to your comments, the undersigned acknowledges that:

•             the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact us at (541) 686-8011 if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Marty Daley
Vice President and
Chief Financial Officer